Filed pursuant to Rule 424(b)(3)
Registration No. 333-187466

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated July 21, 2013)

5,369 Shares of Series C 8% Convertible Preferred Stock

(and 2,753,348 Shares of Common Stock Underlying the Series C 8% Convertible Preferred Stock)

Warrants to Purchase up to 2,753,348 Shares of Common Stock

(and 2,753,348 Shares of Common Stock Issuable From Time to Time Upon Exercise of Warrants)

This prospectus supplement modifies and supplements the prospectus of Oxygen Biotherapeutics, Inc. (the “Company”) dated July 21, 2013 relating to 5,369 shares of Series C 8% Convertible Preferred Stock (and 2,753,348 shares of common stock issuable upon conversion of the Series C 8% Convertible Preferred Stock) and warrants exercisable for 2,753,348 shares of common stock at an exercise price of $2.60 per share (and 2,753,348 shares of common stock issuable upon exercise of the warrants).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2013.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is July 25, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2013

Oxygen Biotherapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34600	26-2593535
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ONE Copley Parkway, Suite 490
Morrisville, NC 27560
(Address of principal executive offices) (Zip Code)

919-855-2100
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On July 21, 2013, Oxygen Biotherapeutics, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors”) providing for the issuance and sale by the Company (the “Offering”) of an aggregate of approximately $5.4 million of shares of the Company’s Series C 8% convertible preferred stock (the “Preferred Stock”), which are convertible into a combined total of 2,753,348 shares of common stock (the “Conversion Shares”).  In connection with the purchase of shares of Preferred Stock in the Offering, each Investor will receive a warrant to purchase a number of shares of common stock equal to 100% of the number of Conversion Shares at an exercise price equal to $2.60 (the “Warrants”).  The initial closing of the sale of these securities occurred on July 23, 2013.

The Company estimates that the net proceeds from the Offering will be approximately $4.8 million.  The net proceeds received by the Company from the Offering will be used to further its clinical trials and efforts to obtain regulatory approval of Oxycyte®, develop its product candidates, including dermatologic indications using its topical gel, support manufacturing of Oxycyte, for research and development and for general corporate purposes, including working capital and potential acquisitions.

The rights, preferences and privileges of the Preferred Stock are set forth in a Certificate of Designation of Series C 8% Convertible Preferred Stock (the “Certificate of Designation”) that the Company filed with the Secretary of State of the State of Delaware on July 22, 2013.  The Preferred Stock accrues dividends at 8% per annum until July 23, 2016, payable quarterly in cash, or provided certain conditions are met, in common stock at 90% of a calculated market price. If the Preferred Stock is converted into common stock prior to July 23, 2016, the holder is entitled to a three-year dividend make-whole payment at the time of conversion. Shares of Preferred Stock have a liquidation preference equal to $1,000 per share and, subject to certain ownership limitations as described below, are convertible at any time at the option of the holder into shares of the Company’s common stock at a conversion price of $1.95 per share.  The conversion price is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.   In addition, the Preferred Stock will be subject to anti-dilution provisions until such time that for at least 25 trading days during any 30 consecutive trading days, the VWAP of the Company’s common stock exceeds $4.88 and the daily dollar trading volume exceeds $350,000 per trading day.  If, for at least 20 consecutive trading days, the VWAP of the Company’s common stock exceeds $4.88 and the daily dollar trading volume exceeds $350,000 per trading day, the Company will have the right to require conversion of any or all of the outstanding shares of Preferred Stock into common stock at the then-current conversion price.

Each Warrant is exercisable beginning July 23, 2013 and expires on July 23, 2019.  The exercise price and the number of shares issuable upon exercise of the Warrants are subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the Company’s common stock, and also upon any distributions of assets, including cash, stock or other property to the Company’s stockholders.  In addition, the Warrants will be subject to anti-dilution provisions until such time that for 25 trading days during any 30 consecutive trading day period, the volume weighted average price of the Company’s common stock exceeds $6.50 and the daily dollar trading volume exceeds $350,000 per trading day.

Subject to limited exceptions, the Company will not permit the conversion of the Preferred Stock or exercise of the Warrants of any holder, if after such conversion or exercise such holder would beneficially own more than 4.99% of the shares of common stock then outstanding.

The Preferred Stock and the Warrants are being offered by the Company pursuant to an effective registration statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013 and declared effective on July 19, 2013 (File No. 333-187466) (the “Registration Statement”).

In addition, the following directors of the Company (or their affiliates) are expected to purchase an aggregate of 170 shares of Preferred Stock and related Warrants for a total of $170,000 in connection with the Offering: Ronald Blanck, D.O., Anthony DiTonno, Chris Rallis, and JP SPC 3 obo FGP Private Equity, SP, an entity affiliated with Gregory Pepin.

In connection with the Offering, on July 21, 2013, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Ladenburg Thalmann & Co. Inc. (the “Placement Agent”) pursuant to which the Placement Agent agreed to act as the Company’s exclusive placement agent for the Offering.

The Placement Agent did not purchase or sell any securities, nor is it required to arrange the purchase or sale of any minimum number or dollar amount of securities.  The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of all of the securities being offered in the Offering.  The Placement Agent is being paid a cash fee equal to eight percent of the gross proceeds received by the Company (excluding an aggregate of $149,000 in gross proceeds received from purchasers introduced to the Company by its directors and/or officers) from the sale of the securities at the closing of the Offering and will also receive a warrant exercisable for a number of shares of common stock equal to 2% of the aggregate number of Conversion Shares sold in the Offering.  The Company will also reimburse the Placement Agent for its reasonable out-of-pocket expenses, which will not exceed $75,000, or 1% of the gross proceeds received by the Company from the sale of the securities at the closing of the Offering.

The Placement Agency Agreement, the form of the Purchase Agreement, the Certificate of Designation and form of the Warrant are filed as Exhibits 10.1, 10.2, 4.1, and 4.2, respectively, to this Current Report on Form 8-K.  The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents attached hereto, which are incorporated herein by reference.

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Item 8.01 Other Events

On July 22, 2013, the Company issued a press release regarding the Offering described above under Item 1.01 of this Current Report on Form 8-K.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)           Exhibits

Exhibit No.	Description
Exhibit 4.1	Certificate of Designation of Series C 8% Convertible Preferred Stock
Exhibit 4.2	Form of Warrant
Exhibit 10.1	Placement Agency Agreement
Exhibit 10.2	Form of Securities Purchase Agreement
Exhibit 99.1	Press Release dated July 22, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 25, 2013	Oxygen Biotherapeutics, Inc.

By: /s/ Michael B. Jebsen
Michael B. Jebsen
Chief Financial Officer and Interim Chief Executive Officer

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Exhibit Index

Exhibit No.	Description
Exhibit 4.1	Certificate of Designation of Series C 8% Convertible Preferred Stock
Exhibit 4.2	Form of Warrant
Exhibit 10.1	Placement Agency Agreement
Exhibit 10.2	Form of Securities Purchase Agreement
Exhibit 99.1	Press Release dated July 22, 2013

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